Filed pursuant to Rule 433

Registration No. 333-293234

Issuer Free Writing Prospectus dated February 10, 2026

PulteGroup, Inc.

$400,000,000 4.250% Senior Notes due 2031
$400,000,000 4.900% Senior Notes due 2036

Pricing Term Sheet

February 10, 2026

This pricing term sheet supplements, and should be read in conjunction with, PulteGroup, Inc.’s preliminary prospectus supplement, dated February 10, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus, dated February 5, 2026, and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	PulteGroup, Inc.
Guarantors:	Each of the Issuer’s direct and indirect wholly-owned U.S. subsidiaries that guarantees the Issuer’s existing senior unsecured revolving credit facility, as described in the Preliminary Prospectus Supplement
Securities:	4.250% Senior Notes due 2031 (the “2031 senior notes”) 4.900% Senior Notes due 2036 (the “2036 senior notes”)
Principal Amount:	2031 senior notes: $400,000,000 2036 senior notes: $400,000,000
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 (Stable) / BBB+ (Stable) / A- (Stable)
Trade Date:	February 10, 2026
Expected Settlement Date:	February 20, 2026 (T+7)
Maturity Date:	2031 senior notes: March 1, 2031 2036 senior notes: March 1, 2036
Coupon (Interest Rate):	2031 senior notes: 4.250% per annum 2036 senior notes: 4.900% per annum
Interest Payment Dates:	2031 senior notes: March 1 and September 1, commencing September 1, 2026 2036 senior notes: March 1 and September 1, commencing September 1, 2026
Price to Public:	2031 senior notes: 99.658% of the principal amount 2036 senior notes: 99.038% of the principal amount
Gross Proceeds:	2031 senior notes: $398,632,000.00 2036 senior notes: $396,152,000.00

Yield to Maturity:	2031 senior notes: 4.326% 2036 senior notes: 5.023%
Benchmark Treasury:	2031 senior notes: 3.750% due January 31, 2031 2036 senior notes: 4.000% due November 15, 2035
Spread to Benchmark Treasury:	2031 senior notes: +62 bps 2036 senior notes: +87 bps
Benchmark Treasury Price & Yield:	2031 senior notes: 100-06 1/4 / 3.706% 2036 senior notes: 98-25 / 4.153%
Par-Call:	2031 senior notes: At any time on or after February 1, 2031 2036 senior notes: At any time on or after December 1, 2035
Make-Whole Redemption:	2031 senior notes: 10 bps 2036 senior notes: 15 bps
Use of Proceeds:	The Issuer intends to use the net proceeds of the offering to repay at maturity all $251.9 million principal amount of its outstanding 5.500% Senior Notes due March 2026 (the “2026 Notes”) and to redeem in full prior to maturity all $337.3 million principal amount of its outstanding 5.000% Senior Notes due January 2027 (the “2027 Notes”) and, in each case, to pay any premium and accrued interest in respect thereof. The Issuer intends to use any remaining net proceeds from this offering for general corporate purposes.
Conflicts of Interest:	Certain of the underwriters (or their affiliates or associated persons) hold positions in the 2026 Notes and/or the 2027 Notes and, accordingly, would receive a portion of the net proceeds from this offering. If any one underwriter, together with its affiliates and associated persons, were to receive 5% or more of the net proceeds of this offering as a result of the repayment of the 2026 Notes and/or the 2027 Notes, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. However, in accordance with FINRA Rule 5121, no “qualified independent underwriter” is required because the 2031 senior notes and the 2036 senior notes (together, the “senior notes”) are investment grade-rated by one or more nationally recognized statistical rating agencies.
CUSIP / ISIN:	2031 senior notes: 745867AY7 / US745867AY77 2036 senior notes: 745867AZ4 / US745867AZ43
Joint Book-Running Managers:

J.P. Morgan Securities LLC
BofA Securities, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Mizuho Securities USA LLC

PNC Capital Markets LLC

BBVA Securities Inc.

Citizens JMP Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Regions Securities LLC TD Securities (USA) LLC TCBI Securities, Inc. Huntington Securities, Inc. Zions Direct, Inc.

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement and other documents the Issuer has filed with the SEC and incorporated by reference in the prospectus and prospectus supplement for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, BofA Securities, Inc. toll free at 1-800-294-1322, Truist Securities, Inc. toll free at 1-800-685-4786 and U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

The Issuer expects to deliver the senior notes against payment for the senior notes on or about February 20, 2026, which will be the seventh business day following the date of the pricing of the senior notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the senior notes prior to the business day before the delivery of the senior notes hereunder will be required, by virtue of the fact that the senior notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

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